WIDESCOPE RESOURCES INC.
[Formerly — International Gemini Technology Inc.]

THE ATTACHED AUDITED CONSOLIDATED FINANCIAL STATEMENTS FORM AN INTEGRAL PART OF THIS MANAGEMENT DISCUSSION AND ANALYSIS AND ARE HEREBY INCLUDED BY REFERENCE

Management Discussion and Analysis as of April 30, 2007

In April 2005 the Company entered into a subscription agreement to invest $200,000 into Outback Capital Inc. dba Pinefalls Gold (“PFG”) a private Alberta company with certain directors and a principal shareholder of PFG in common with the Company. PFG is an exploration company with mining claims located in the area of Bissett, Manitoba. Pursuant to the subscription the Company invested $90,000 in exchange for 1.8 million units during 2005 and an additional $110,000 in exchange for 2.2 million units in 2006 of PFG at $0.05 per unit with each unit comprised of one common share and one share purchase warrant to purchase an additional common share at $0.075 for a period of two years. Without the exercise of the warrant the Company purchased approximately 37% of the common shares of PFG. As at June 30, 2006, the Company had invested $200,000 in exchange for 4 million units under this subscription agreement.

In addition, the Company entered into a share exchange agreement with one of the principal shareholders of PFG, a director of the Company, under which the Company acquired a further 3 million common shares of PFG in exchange for one million common shares of the Company. As a result of the share exchange agreement, the director in common no longer had an ownership interest in PFG.

As at April 27, 2007 the Company’s owns 65.42% of the common shares of PFG.

PFG has been actively exploring for mineral resources on its seventeen (17) mining claims in the area of Bissett, Manitoba. The claims are included in the Rice Lake greenstone belt and cover an area of approximately 2800 hectares. The claims are the subject of Qualifying Reports dated May 1, 2006 and June 30, 2004 prepared by Edward Sawitzky, P. Geo. of Arc Metals Ltd. (“Arc”). Arc prepared the report to standards dictated by National Instrument 43-101.

Following the recommendations of the May 2006 Qualifying Report — during the summer of 2006 an exploration program was completed under PFG’s direction. The primary focus of the work plan was to complete more detailed geological mapping of the claims, stripping of over-burden and grab sampling. Approximately 30 man-days of field work were completed and more than seventy samples were collected and delivered to TSL Laboratories in Saskatoon for assay and analysis. Subsequent to the year-end the Company has received the detailed geologist’s maps, data and assay results. Review of these materials plus the detailed report of the activities, findings and recommendations are under review by the Company.

The Company remains optimistic about the prospect for discovery of a definable mineral resource on its claims in Manitoba. However, its exploration to date has failed to immediately delineate the indicators required to step-up to a drilling program. Further groundwork will be required to elevate the status of the claims to drill-ready.

Trend Analysis

The business of the Company entails significant risks. Any analysis of the trend of the company’s activities would reveal this. And there is nothing to suggest that these trends will change.

The Company’s principal business activities include the exploration of natural resource properties. The Company has acquired by way of the acquisition of Outback Capital Inc., interests in various mineral claims in Manitoba providing the right to explore. The Company had working capital of $31,602 at December 31, 2006 and has incurred substantial losses to date. The Company may require additional funding to meet its obligations and the costs of its operations.

The Company’s future capital requirements will depend on many factors, including costs of exploration and development of the properties, production, if warranted, and competition and global market conditions. The Company’s potential recurring operating losses and growing working capital needs may require that it obtain additional capital to operate its business. Such outside capital will include the sale of additional common shares. There can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company. The issuances of additional equity securities by the Company may result in a significant dilution in the equity interests of its current shareholders.

World economic conditions, including the trade and budget deficits in the United States, have made the case for precious metals a compelling one. This, combined with the availability of capital for precious metals projects has expanded the acquisition search to include precious metals exploration and development opportunities.

The company has regularly been behind major trends and as a result missed them.

Selected Financial Data [Annual]
(Expressed in Canadian Dollars)
	Years ended December 31
	2006	2005	2004
Total revenues	$9,689	—	20,000
Net loss	$(37,147)	(54,804)	(39,742)
Loss per share from continued operations	$0.00	0.01	0.01
Share capital per Canadian GAAP	$13,649,333	13,499,333	13,265,283
Common shares issued	10,883,452	9,883,452	8,323,119
Weighted average shares outstanding per Canadian GAAP	10,383,452	9,084,049	8,323,119
Total assets	$443,765	218,438	53,870
Net assets (liabilities)	$289,072	176,219	(3,027)
Cash dividends declared per common shares	$—	—	—
Exchange rates (Cdn$ to U.S.$) period average	$0.8818	0.8253	0.7683

Overview

With the acquisition of PFG effective June 30, 2006, the Company’s primary focus shifted to mineral resource exploration operations rather than acquisitions. The Company charges PFG a modest management fee to offset its reciprocal efforts to coordinate PFG’s affairs. This activity is largely carried out by the directors and large shareholders at their own expense. The Company’s management team, affiliates and directors have special expertise in the areas of operations, due diligence, financial analysis and corporate finance strategy with respect to emerging growth enterprises. Additionally, the Company retains Dockside Capital Group to provide certain management functions and in so doing can also access its similar expertise. From time-to-time the Company is approached, through referral, to provide these services on a consulting basis. Thus the Company generates some revenue by providing these services. As these sources of revenue are not core to the Company’s focus, the services are not actively marketed.

Results of Operations

Historically — the Company has shown modest losses for the past several years. These losses result largely from having little or no revenue and minimal operating expenses, rather than having significant operating and overhead expenses. In 2004 the Company elected to sell its passive investment, and this resulted in a loss that was somewhat greater than usual. Prior to the just completed quarter — the expenses of the Company were almost completely related to satisfying regulatory requirements, including the annual meeting, financial reporting, communications with shareholders; and seeking and evaluating acquisition prospects for suitability and ability to attract financing. With the June 30, 2006 completion of the PFG acquisition the Companies expenses are now more heavily weighted in favour of the exploration work and analysis being carried out on the properties by PFG.

With the PFG acquisition the Company expects to report additional significant expenses related to the exploration activities undertaken in the area of Bissett, Manitoba.

Fluctuations in Results

The Company’s annual operating results fluctuate, but very little. Revenues prior to the recently completed quarter were solely derived from consulting activities which are not core to the Company’s focus fluctuated greatly based upon the Company’s receipt of infrequent, third-party referrals for these services. With the June 30, 2006 completion of the PFG acquisition the Company’s revenues were derived from management fees charged to PFG prior to the acquisition. From July 2006 forward, these fees have been eliminated upon consolidation.

Expenses have fluctuated on the basis of postal rate increases, or reductions in courier or long distance phone rates. With the PFG acquisition the Company anticipates expenses to rise significantly due to exploration activities. Similarly, our expenses will continue to increase due to the upward pressure on professional fees charged to reporting companies for compliance related services such as legal and audit work as a result of changes to securities legislation throughout North America.

Liquidity and Capital Resources

Since the Company is organized in Canada, the Company’s December 31, 2006 financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

As at December 31, 2006, the Company had accumulated losses totaling $13,413,605. The Company had working capital of $31,602 at December 31, 2006. The continuation of the Company is dependent upon the continued financial support of shareholders, its ability to raise capital through the issuance of its securities, as well as obtaining long-term financing when the company concludes an appropriate merger or acquisition agreement.

As noted, these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustment that might arise from uncertainty. However, had the audit been conducted in accordance with U.S. generally accepted auditing standards the auditors would have reflected these concerns in their report and would have included an explanatory paragraph in their report raising concern about the Company’s ability to continue as a going concern.

As at December 31, 2006 the Company had cash and equivalents of $105,504.

Selected Financial Data [Quarterly — unaudited]
(Expressed in Canadian Dollars)
				Quarter Ended
	12/31/2006	9/30/2006	6/30/2006	3/31/2006	12/31/2005	9/30/2005	6/30/2005	3/31/2005
Total revenues	$9,689	6,000	4,500	5,189	0	0	0	0
Net loss	$(9,660)	(11,492)	(6,358)	(9,637)	(4,476)	(9,934)	(33,432)	(6,962)
Income per share from continued operations	$0	0	0	0	0	0	0	0
Share capital per Canadian GAAP	$13,649,333	13,649,333	13,649,333	13,499,333	13,499,333	13,499,333	13,499,333	13,265,283
Common shares issued	10,883,452	10,883,452	10,883,452	9,883,452	9,883,452	9,883,452	9,883,452	8,323,119
Weighted average shares outstanding per Canadian GAAP	10,883,452	10,383,452	9,883,452	9,883,452	9,084,049	8,703,584	8,323,119	8,323,119
Total assets	$443,765	452,312	459,087	214,982	218,438	217,498	221,662	53,330
Net assets (liabilities)	$289,072	298,732	310,224	166,582	176,219	180,695	190,629	(9,989)
Cash dividends declared per common shares	$0	0	0	0	0	0	0	0

Additional Disclosure for Venture Issuers Without Significant Revenue

The business of the Company entails significant risks, and an investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. The following is a general description of all material risks, which can adversely affect the business and in turn the financial results, ultimately affecting the value of an investment the Company.

The Company has no significant revenues.

The Company has limited funds.

There is no assurance that the Company can access additional capital.

There is no assurance that the investment disclosed herein with Pinefalls Gold will be successful in its quest to find a commercially viable quantity of mineral resources.

The Company has a history of operating losses and may have operating losses and a negative cash flow in the future.

The Company’s auditors have indicated that U.S. reporting standards would require them to raise a concern about the company’s ability to continue as a going concern.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Table of Contractual Obligations

Contractual Obligations:	Payments Due by Period

None	N/A

Fourth Quarter

There were no fourth quarter events or items that affected the Company’s financial condition, cash flows or results of operations, including extraordinary items, year-end and other adjustments. The Company’s operations are not seasonal.

Related Party Transactions

During the year ended December 31, 2006, a company in which a director has an interest charged the Company $24,000 (2005: $24,000) for rent and management fees. The unpaid portion of these amounts, plus additional advances and other amounts due to directors, aggregating $72,350 (2005: $34,810) is included in accounts payable and accrued liabilities at December 31, 2006.

The Company charged $9,000 (2005: $nil) for rent and management fees to PFG prior to the acquisition date.

Related party transactions were in the normal course of business and have been recorded at the exchange amount. Amounts due to related parties are unsecured, non-interest bearing and without specific terms of repayment.

Critical Accounting Estimates

There are no critical accounting estimates.

Changes in Accounting Policies

As a result of the acquisition of PFG, the Company now has mineral property assets on its balance sheet and accordingly, the Company’s accounting policies now include accounting for mineral properties.  Adoption of the new policy was done prospectively from July 1, 2006.

The cost of mineral properties and related exploration and development costs are deferred until the properties are placed into production, sold or abandoned. These costs will be amortized over the useful life of the properties following the commencement of commercial production or written off if the properties are sold, allowed to lapse, or abandoned. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral properties and related deferred exploration costs could be written off. Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

The initial adoption of this policy had no impact on the company’s financial condition, changes in financial condition and results of operations. There exist no policy alternatives to this type of asset treatment.

Disclosure Controls and Procedures Over Financial Reporting

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2006, the CEO and the CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators and have concluded that such disclosure controls and procedures are effective.

Share Capital Data

The following table sets forth the Company’s share capital data as at April 27, 2007:

Common Shares
-issued & outstanding	10,883,452

Preferred Shares -issued & outstanding	604,724

Warrants	1,560,333	Expiry: June 7, 2007	Exercise price: $0.18

Further Information

Additional information about the Company is available at the Canadian disclosure website www.sedar.ca